SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                  Entergy Power Damhead FinCo 1
              _____________________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:

     Laurence M. Hamric, Esq.          Thomas C. Havens, Esq.
     Associate General Counsel         Whitman Breed Abbott & Morgan LLP
     Entergy Services, Inc.            200 Park Avenue
     639 Loyola Avenue                 New York, New York  10166
     New Orleans, Louisiana  70113


                    Frederick F. Nugent, Esq.
                    General Counsel
                    Entergy Enterprises, Inc.
                    4 Park Plaza, Suite 2000
                    Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Power Damhead FinCo 1 ("Damhead FinCo 1") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

     Item 1.      Name, Business Address, Facilities and
                  Ownership.

     The name and business address of the company claiming FUCO status is

              Entergy Power Damhead FinCo 1
              c/o Caledonian Bank & Trust Limited
              Caledonian House
              Jennett Street
              P.O. Box 1043
              George Town, Grand Cayman B.W.I.
              Cayman Islands

     Damhead FinCo 1, an indirect wholly-owned subsidiary of Entergy, owns an indirect interest in Entergy Power Operations Damhead Creek Limited Partnership, an indirect FUCO subsidiary of Entergy which will provide operations and maintenance services to Damhead Creek Limited ("DCL"), another indirect FUCO subsidiary of Entergy. DCL is developing and will own a gas-fired, combined cycle electric generating facility in the County of Kent, England (the "Plant"). As currently configured, the Plant will include/be based upon two gas-fired turbines and one steam turbine, and related auxiliary equipment. The Plant will have a generating capacity of approximately 792 megawatts (at average site conditions).

     Other than Entergy and its subsidiaries, no person holds a 5% or more voting interest in Damhead FinCo 1.

     Item 2.   Domestic Associate Public-Utility Companies of
    Damhead FinCo 1 and their Relationship to Damhead FinCo 1.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Damhead FinCo 1: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Damhead FinCo 1.

                EXHIBIT A.  State Certification.



     Not applicable.

                           SIGNATURES

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY POWER DEVELOPMENT CORPORATION


                         By: /s/ Frederick F. Nugent
                               Frederick F. Nugent
                               Assistant Secretary



Dated:  April 19, 1999